December 17, 2007

VIA EDGAR TRANSMISSION
Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cyclacel Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed December 11, 2007 File No. 333-147997

Dear Mr. Riedler:

On behalf of Cyclacel Pharmaceuticals, Inc. (the ‘‘Company’’), we are hereby filing with the Securities and Exchange Commission (the ‘‘Commission’’) Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3, File No. 333-147997, as initially filed with the Commission on December 11, 2007 (the ‘‘Amendment’’). We are delivering clean and marked courtesy copies of the Amendment to you and Sebastian Gomez Abero of the Commission.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the ‘‘Comment Letter’’), dated December 14, 2007. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Selling Stockholder, page 33

1.	We note your disclosure that the selling stockholder beneficially owns, prior to the offering, 5.8% of the shares of the company. However, based on your description of how the beneficial ownership was determined, it appears that the percentage should have been much larger. Please revise your filing to correct the percentage of shares beneficially owned prior to the offering, or provide us with a detailed analysis of how you determined that percentage to be 5.8%.

Response: We have revised our disclosure to indicate that the selling stockholder beneficially owns, prior to the offering, 17.3% of the shares of the Company, assuming that all shares of common stock issuable under the common stock purchase agreement and all shares of common stock issuable upon exercise of the warrant are outstanding and held by the selling stockholder. Please see page 33 of the Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey P. Riedler
December 17, 2007

Please call the undersigned at (212) 935-3000 with any comments or questions regarding the Amendment.

Sincerely,
/s/ Priya Kumar Priya Kumar

cc:	Sebastian Gomez Abero Securities and Exchange Commission

Spiro Rombotis
            Cyclacel Pharmaceuticals, Inc.